UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

DUTCHESS HOLDINGS CORP.

(Name of Registrant as Specified in its Charter)

Delaware	000-54895	61-1693030
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Cabinet Acquisition Corp. 3000 John Deere Road, Toano, Virginia 23168
(Address of principal executive office)

(757) 566-7122
(Registrant’s telephone number)

Approximate Date of Mailing: October 31, 2014

DUTCHESS HOLDINGS CORP.
c/o Cabinet Acquisition Corp.
3000 John Deere Road
Toano, Virginia 23168

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement (this “Information Statement”), is being furnished to the sole holder of record of common stock, par value $0.0001 per share (the “Common Stock”), of Dutchess Holdings Corp., a Delaware corporation (“Dutchess”, “we”, “our” or the “Company”), at the close of business on October 31, 2014 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Dutchess’ Board of Directors (the “Board”) other than by a meeting of shareholders. This Information Statement is being mailed to the sole shareholder on or about October 31, 2014.

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

CHANGE IN CONTROL

On October 31, 2014, the Company entered into and closed a Securities Purchase Agreement (the “Purchase Agreement”) with Intuitive Venture Partners, LLC, a Delaware limited liability company (“Purchaser”), whereby the Company sold 5,000,000 shares (the “Control Shares”) of the Company’s Common Stock to Purchaser for an aggregate purchase price of $30,000.

The sources of Purchaser’s funds was its working capital.

Simultaneously with the entrance into the Purchase Agreement, the Company entered into and closed a Repurchase Agreement (the “Repurchase Agreement”) with its sole stockholder, Cabinet Acquisition Corp., a Delaware corporation (“Seller”), whereby Seller sold and the Company repurchased 5,000,000 shares of the Company’s Common Stock for an aggregate purchase of $60,000 consisting of (a) cash in an amount equal to $30,000, and (b) Common Stock in a number of shares equal to an aggregate value of $30,000 to be issued upon the consummation of a merger by the Company which shall be based upon the price upon which the shares of Common Stock are sold or issued at the time of the merger.

At the closing of the Purchase Agreement and Repurchase Agreement (the “Closing”), Mr. Thomas Sullivan (“Sullivan”), the Company’s Chief Executive Officer, President and Secretary, resigned effective upon the Closing and resigned as a director of the Company, effective eleven days after a definitive Information Statement prepared in accordance with Securities and Exchange Commission (“SEC”) Rule 14f-1 is disseminated to the shareholders of the Company. (This is the Information Statement referred to in the preceding sentence and therefore, Sullivan’s resignation as a director of the Company will take place eleven days after the mailing of this Information Statement to shareholders of the Company.) At the Closing, : David Landskowsky (“Landskowsky”) was appointed President of the Company and Todd Harrigan (“Harrigan”) was appointed Treasurer and Secretary of the Company, effective upon the Closing. As of Closing, Mr. Landskowsky was elected as director of the Company, effective eleven days after the mailing of this Information Statement to the shareholders of the Company.

As a result of these transactions, control of the Company will pass to Purchaser (the “Change in Control”).

As of the Record Date, the Company had 5,000,000 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company’s shareholders.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE IN CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change in Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
Thomas Sullivan	54	Chief Executive Officer, President, Secretary and Director

On December 6, 2013, Mr. Sullivan began serving as the Company’s Chief Executive Officer, President and Secretary and became a director. Mr. Sullivan is the founder of Lumber Liquidators Holdings, Inc., a retailer of hardwood flooring and has served as its Chairman of Board since its inception in 1994 and as its president and chief executive officer from inception in 1994 until September 2006. Mr. Sullivan is also the founder of Cabinets to Go, LLC, a kitchen and bathroom cabinet retailer, and has served as its Chairman since 2008.

DIRECTORS AND OFFICERS
AFTER THE CHANGE IN CONTROL

Effective as of the eleventh day after this Information Statement has been filed and distributed to shareholders, the resignation of Mr. Sullivan and the election of Mr. Landskowsky as a director of the Company will become effective. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. There is no family relationship between any of the proposed directors or executive officers.

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Name	Age	Title
David Landskowsky	36	President and Director

Todd Harrigan	44	Treasurer and Secretary

Effective upon the Closing, Mr. Landskowsky will serve as the Company’s President and will become a director effective eleven days after the mailing of this Information Statement to the shareholders of the Company. Mr. Landskowsky is a co-founder of Intuitive Venture Partners, LLC (“Intuitive”), a private equity/venture investment bank specializing in growth capital and expansion stage investments in the areas of technology and healthcare, and has served as a partner since its inception in 2009. Prior to founding Intuitive, Mr. Landskowsky worked within the Private Equity Group at Spencer Trask Ventures, an early stage venture capital firm. Mr. Landskowsky earned a B.S. in Business Administration from the Alfred Lerner College of Business and Economics at the University of Delaware.

Effective upon the Closing, Mr. Harrigan will serve as the Company’s Treasurer and Secretary. Mr. Harrigan is a co-founder of Intuitive and has served as a partner since 2009. Prior to Intuitive, Mr. Harrigan held the title of Senior Vice President at Advanced Equities, Inc.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We currently do not have standing audit, nominating or compensation committees due to the limited nature of our operations at the current time and the fact that we had only one director and limited executive officers since inception. Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable following the expansion of our operations, including following our entry into a business combination or related transaction. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board of directors is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

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Director Independence

We have determined that the current directors of the Company are not “independent” directors. The Company is not a “listed company” under SEC rules and is therefore not required to have independent directors.

Board Leadership Structure and Role in Risk Oversight

Our Board currently consists of one member: Mr. Sullivan, whose resignation as director will take effect eleven days after the first mailing of this Information Statement. We therefore do not have a separate lead director. Our Board is responsible for overseeing risk management, and receives reports from our management periodically to the extent necessary.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Company does not have any restrictions on shareholder nominations under its Articles of Incorporation or By-laws. The only restrictions are those applicable generally under Delaware corporate law and the rules promulgated by the Securities and Exchange Commission, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the multiple capacities served by Mr. Sullivan.

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Meetings of the Board of Directors

During the fiscal year ended March 31, 2014, the Board did not have any board meetings. No compensation has been paid to the Company’s directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

Presently, none of the Company’s current or resigning officers has received or will receive any compensation for services rendered unto the Company. Mr. Sullivan agreed to act without compensation until authorized by the Board of Directors. The Company has not entered into any employment agreements with our executive officers or other employees to date.

The following table sets forth information concerning cash and non cash compensation paid by the Company to its officers and directors since August 29, 2012 (Inception) to the fiscal year ended March 31, 2014. No executive officer received compensation in excess of $100,000 for the fiscal year ended March 31, 2014.

Name and Position	Year	Salary	Bonus	Option Awards	All other Compensation	Total
Samir N. Masri (1) Chief Executive Officer, Chief Financial Officer, President, Secretary and Director	2012 2013	None None	None None	None None	None None	None None

Thomas Sullivan (2) Chief Executive Officer, President and Secretary and Director	2013	None	None	None	None	None

(1)	Samir N. Masri was appointed to serve as Chief Executive Officer, Chief Financial Officer, President, Secretary and a director of the Company on October 15, 2012. Mr. Masri resigned as Chief Executive Officer, Chief Financial Officer, President, and Secretary on November 25, 2013 and as director on December 6, 2013.
(2)	Thomas Sullivan was appointed to serve as Chief Executive Officer, President and Secretary of the Company and was elected as director of the Company on December 6, 2013.

Director Compensation

None of the Company’s current directors has received or will receive any compensation for services rendered unto the Company.

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Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended March 31, 2014.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at March 31, 2014. No equity awards were made during the fiscal year ended March 31, 2014.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended March 31, 2014.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended March 31, 2014.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended March 31, 2014.

Potential Payments upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment or following a change in control.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 31, 2014, we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. Except as described herein under the heading “Directors and Executive Officers Prior to Change in Control”, none of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

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SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Company’s Common Stock as of the Record Date immediately following the Change in Control (i) by each person who is known by us to beneficially own more than 5% of the Company’s Common Stock; (ii) by each of the officers and directors of Dutchess; and (iii) by all of the Company’s officers and directors as a group.

Address of Beneficial Owner (1)	Positions with the Company	Amount and Nature of Beneficial Ownership (2)	Percent of Class (2)
Intuitive Venture Partners, LLC	Not applicable	5,000,000	100%
David G. Landskowsky	President and Director	5,000,000 (3)	100%
Todd W. Harrigan	Treasurer and Secretary	5,000,000 (3)	100%
All officers and directors as a group (2 persons named above)		5,000,000	100%

(1) Unless otherwise provided, the address of each person is c/o Intuitive Venture Partners, LLC, 122 E 42nd Street, Suite 1616, New York, NY, 10168.

(2) Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percent of class has also been determined in accordance with rules of the Commission. For purposes of computing such percentage, as October 31, 2014, there were 5,000,000 shares of the Company’s Common Stock outstanding.

(3) Messrs. Landskowsky and Harrigan, along with Eric M. Rubenstein, Timothy J. Herrmann, Aaron M. Segal and Scott T. Cardone, are partners in Purchaser and as such may be deemed to have shared voting and dispositive power over the 5,000,000 shares of the Company’s Common Stock beneficially owned by Purchaser. However, each of such persons disclaims beneficial ownership over such shares of the Company’s Common Stock.

Except as set forth below in this Information Statement under the heading “Change in Control,” there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, no director, officer and/or beneficial owner of more than ten percent of any class of equity securities of the Company has failed to timely file reports under Section 16(a), except Thomas Sullivan (1 instance) and Cabinets Acquisition Corp. (1 instance).

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions since the beginning of the Company’s last fiscal year, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate. The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction, but will review related party transactions to ensure any such transaction is fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are considered by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DUTCHESS HOLDINGS CORP.

	By:	/s/ David Landskowsky
	Name:	David Landskowsky
	Title:	President
Dated: October 31, 2014

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